Exhibit 99.1

COSTAMARE INC. REPORTS RESULTS FOR THE THIRD QUARTER AND NINE- MONTH PERIOD ENDED SEPTEMBER 30, 2015

Athens, Greece, October 21, 2015 – Costamare Inc. (“Costamare” or the “Company”) (NYSE: CMRE) today reported unaudited financial results for the third quarter and nine months ended September 30, 2015.

•	Voyage revenues of $124.0 million and $368.1 million for the three and the nine months ended September 30, 2015, respectively.

•	Voyage revenues adjusted on a cash basis of $124.7 million and $370.1 million for the three and nine months ended September 30, 2015, respectively.

•	Adjusted EBITDA of $88.7 million and $262.0 million for the three and nine months ended September 30, 2015, respectively.

•	Net income of $34.8 million and $105.4 million for the three and nine months ended September 30, 2015, respectively.

•	Net income available to common stockholders of $29.5 million or $0.39 per share and $92.8 million or $1.24 per share for the three and nine months ended September 30, 2015, respectively.

•	Adjusted Net income available to common stockholders of $34.6 million or $0.46 per share and $97.6 million or $1.30 per share for the three and nine months ended September 30, 2015, respectively.

See “Financial Summary” and “Non-GAAP Measures” below for additional detail.

New Business Developments

•
In August 2015, together with York Capital, we agreed to acquire the 2001-built, 1,550 TEU containership Arkadia for a price of $6.0 million. The Company holds a 49% equity percentage in the vessel owning entity. The vessel was delivered on September 9, 2015. The Company agreed to charter the vessel to Evergreen, for a period of two years at a daily rate of $10,600.

•
In October 2015, together with York Capital, we agreed to acquire the 1998-built, 2,472 TEU containership Helgoland Trader for a price of $6.5 million. The Company holds a 49% equity percentage in the vessel owning entity. The vessel is expected to be delivered not later than April 30, 2016. The vessel is currently on charter to Maersk at a daily rate of $8,750.

•	The Company entered into the following charter arrangements:

o
Exercised the options to extend for one year the charters of the 2002-built 4,992 TEU containerships Zim New York and Zim Shanghai with Zim. The daily rate has been determined at $14,534 starting from October 1, 2015.

o	Agreed to extend the charter of the 2004-built, 4,992 TEU containership Zim Piraeus with Zim for a period of minimum 9 and maximum 13 months starting from October 31, 2015 at a daily rate of $12,500.
o
Agreed to extend the charter of the 2001-built, 1,078TEU containership Stadt Luebeck with CMA CGM for a period of minimum 5.5 and maximum 12 months starting from September 22, 2015 at a daily rate of $7,400 or $8,000 per day depending on the vessel’s trading pattern. Currently the vessel is earning $8,000 per day.

o	Agreed to extend the charter of the 1994-built, 1,162TEU containership Petalidi with CMA CGM for a period of minimum 8 and maximum 12 months starting from October 3, 2015 at a daily rate of $7,600.
o	Agreed to extend the charter of the 1998-built, 3,842TEU containership MSC Itea with MSC for a period of minimum 6 and maximum 8 months starting from August 7, 2015 at a daily rate of $10,000.
o	Agreed to extend the charter of the 1991-built, 3,351TEU containership Karmen with Evergreen for a period of minimum 6 and maximum 9 months starting from September 21, 2015 at a daily rate of $11,000.
o	Agreed to extend the charter of the 2003-built, 5,928 TEU containership Venetiko with OOCL for a period of minimum 40 and maximum 150 days starting from October 15, 2015 at a daily rate of $10,000.
o
Agreed to extend the charter of the 1996-built, 1,504TEU containership Prosper with Sea Consortium for a period of minimum 3 and maximum 6 months starting from November 15, 2015 at a daily rate of $8,400.

o
Fixed the 1992-built, 3,351TEU containership Marina on a trip charter for a voyage from the Mediterranean to the Far East. Subsequently agreed to charter the vessel with Evergreen for a period of minimum 6 and maximum 9 months starting from November 7, 2015 at a daily rate of $8,800.

Dividend Announcements

•
On October 1, 2015, we declared a dividend of $0.476563 per share on our Series B Preferred Stock, a dividend of $0.531250 per share on our Series C Preferred Stock and a dividend of $0.546875 per share on our Series D Preferred Stock which were paid on October 15, 2015 to holders of record on October 14, 2015.

•
On October 1, 2015, we declared a dividend for the third quarter ended September 30, 2015, of $0.29 per share on our common stock, payable on November 4, 2015, to stockholders of record on October 21, 2015. This will be the Company’s twentieth consecutive quarterly dividend since it commenced trading on the New York Stock Exchange.

Mr. Gregory Zikos, Chief Financial Officer of Costamare Inc., commented:

“During the third quarter of the year, the Company continued to deliver positive results.

We have opportunistically acquired with equity two secondhand ships with time charters in place. At the same time we are actively looking for new opportunities, either in the second hand, or in the newbuildings market.

Regarding market conditions, charter rates and asset values have been under pressure, as a result of weak demand.

We continue to grow in a low asset value environment, which provides opportunities and upside for healthy and well capitalized players.”

Financial Summary

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data):	2014	2015	2014	2015

Voyage revenue	$363,129	$368,102	$124,726	$124,033
Accrued charter revenue (1)	$6,241	$2,029	$1,120	$643
Voyage revenue adjusted on a cash basis (2)	$369,370	$370,131	$125,846	$124,676

Adjusted EBITDA (3)	$260,461	$262,018	$87,021	$88,690

Adjusted Net Income available to common stockholders (3)	$92,139	$97,579	$28,103	$34,569
Weighted Average number of shares	74,800,000	74,952,340	74,800,000	75,100,826
Adjusted Earnings per share (3)	$1.23	$1.30	$0.38	$0.46

EBITDA (3)	$246,546	$260,964	$94,136	$84,876
Net Income	$84,287	$105,436	$37,074	$34,823
Net Income available to common stockholders	$75,456	$92,799	$33,962	$29,499
Weighted Average number of shares	74,800,000	74,952,340	74,800,000	75,100,826
Earnings per share	$1.01	$1.24	$0.45	$0.39

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis.  In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight line basis.
(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates.  The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” below.
(3) Adjusted net income available to common stockholders, adjusted earnings per share, EBITDA and adjusted EBITDA are non-GAAP measures. Refer to the reconciliation of net income to adjusted net income and net income available to common stockholders to EBITDA and adjusted EBITDA below.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month and nine-month periods ended September 30, 2015 and 2014. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders, (iii) Adjusted Earnings per share, (iv) EBITDA and (v) Adjusted EBITDA.

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2014	2015	2014	2015

Net Income	$84,287	$105,436	$37,074	$34,823
Earnings allocated to Preferred Stock	(8,831)	(12,637)	(3,112)	(5,324)
Net Income available to common stockholders	75,456	92,799	33,962	29,499
Accrued charter revenue	6,241	2,029	1,120	643
Gain on sale / disposal of vessels	(2,543)	-	(5,446)	-
Swaps breakage cost	10,192	-	-	-
Unrealized loss from swap option agreement held by a jointly owned company with York included in equity loss on investments	4,905	585	109	145
General and administrative expenses – non-cash component	-	7,219	-	1,836
Amortization of prepaid lease rentals	2,768	3,726	1,256	1,256
Realized Loss on Euro/USD forward contracts (1)	63	2,729	63	775
(Gain) / Loss on derivative instruments (1)	(4,943)	(11,508)	(3,042)	415
Adjusted Net income available to common stockholders	$92,139	$97,579	$28,103	$34,569
Adjusted Earnings per Share	$1.23	$1.30	$0.38	$0.46
Weighted average number of shares	74,800,000	74,952,340	74,800,000	75,100,826

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent net income after earnings allocated to preferred stock, but before non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, loss on sale/disposal of vessels, realized (gain) /loss on Euro/USD forward contracts, swaps breakage costs, unrealized loss from a swap option agreement held by a jointly owned company with York, which is included in equity loss on investments, General and administrative expenses – non-cash component, amortization of prepaid lease rentals and non-cash changes in fair value of derivatives.   “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to adjusted net income. Charges negatively impacting net income are reflected as increases to adjusted net income.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

	Nine-month period ended September 30,		Three-month period ended September 30,
(Expressed in thousands of U.S. dollars)	2014	2015	2014	2015

Net Income	$84,287	$105,436	$37,074	$34,823
Interest and finance costs	75,601	71,387	27,239	21,644
Interest income	(531)	(1,053)	(240)	(321)
Depreciation	78,845	76,034	27,027	25,623
Amortization of prepaid lease rentals	2,768	3,726	1,256	1,256
Amortization of dry-docking and special survey costs	5,576	5,434	1,780	1,851
EBITDA	246,546	260,964	94,136	84,876
Accrued charter revenue	6,241	2,029	1,120	643
Gain on sale / disposal of vessels	(2,543)	-	(5,446)	-
Swaps breakage cost	10,192	-	-	-
Unrealized loss from swap option agreement held by a jointly owned company with York included in equity loss on investments	4,905	585	190	145
General and administrative expenses – non-cash component	-	7,219	-	1,836
Realized Loss on Euro/USD forward contracts	63	2,729	63	775
(Gain) / Loss on derivative instruments	(4,943)	(11,508)	(3,042)	415
Adjusted EBITDA	$260,461	$262,018	$87,021	$88,690

EBITDA represents net income before interest and finance costs, interest income, amortization of prepaid lease rentals, depreciation and amortization of deferred dry-docking and special survey costs. Adjusted EBITDA represents net income before interest and finance costs, interest income, amortization of prepaid lease rentals, depreciation, amortization of deferred dry-docking and special survey costs, non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, loss on sale / disposal of vessels, realized gain / (loss) on Euro / USD forward contracts, swaps breakage costs, unrealized loss from swap option agreement held by a jointly owned company with York, which is included in equity loss on investments, General and administrative expenses – non-cash component and non-cash changes in fair value of derivatives. “Accrued charter revenue” is attributed to the time difference between the revenue recognition and the cash collection. However, EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP. We believe that the presentation of EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that EBITDA and Adjusted EBITDA are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that EBITDA and Adjusted EBITDA are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of EBITDA and Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.
(1) Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to adjusted EBITDA. Charges negatively impacting net income are reflected as increases to adjusted EBITDA.